Exhibit (a)(1)(D)

DRAFT REMINDER EMAIL

Subject: Offer to Purchase Eligible Restricted Share Units - Reminder

According to our records, you have not yet submitted an election in connection with WNS (Holdings) Limited’s Offer to Purchase Eligible Restricted Share Units (the “Offer”). This email is to remind you that August 2, 2024 at 5:00 p.m. New York (Eastern Daylight) Time is the final deadline to participate in the Offer. The Offer deadline will be strictly enforced, so we encourage you to give yourself adequate time to make your election if you wish to participate.

You can access the Offer website at https://winstock.wns.com and follow the directions to make a timely decision. To logon to the website, please use your WNS user ID and Password. If you choose to participate in the Offer, you must elect to do so through this website. Simply follow the instructions on the website to access personalized information about your eligible options and how to make, change or withdraw your election before the end of the offering period. YOU MUST TAKE ACTION BY 5:00 P.M. NEW YORK (EASTERN DAYLIGHT) TIME ON FRIDAY, AUGUST 2, 2024.

Your participation in the Offer is completely voluntary. You are not obligated to participate in the Offer. The Eligible RSUs you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the Offer, please contact at SuperChargeTenderOffer@wns.com.

The Offer is being made pursuant to the terms and conditions set forth in WNS (Holdings) Limited’s Tender Offer Statement on Schedule TO and the exhibits attached thereto, including the Offer to Purchase Eligible Restricted Share Units, filed with the Securities and Exchange Commission, which are available free of charge at http://www.sec.gov or on the Offer Website located at: https://winstock.wns.com. You should read these written materials carefully because they contain important information about the Offer, including related risks.